Contact

www.linkedin.com/in/wayne-hanson-17871536 (LinkedIn)

Top Skills

Medical Devices

Strategic Planning

Product Development

Wayne Hanson

Co-Founder at Xplore Mobility

Bozeman, Montana, United States

Summary

WAYNE HANSON

Wayne grew up in Montana and currently lives in Bozeman, Montana with his wife Lee Ann. Nearby are Wayne's two children and five grandchildren. Wayne loves developing and delivering innovative products for children with disabilities to help them reach their greatest potential. Wayne and his wife co-founded their first wheelchair company, Kid-Kart Cares About Kids in 1990. Kid-Kart was a pioneer in providing freedom of mobility and therapeutic support for children with disabilities during their formative years from age one to age five. Wayne has since developed numerous products that serve children and adults with disabilities worldwide, including innovative dynamic seating systems that provide freedom of movement for children in their wheelchair. Wayne is the co-founder and currently the Executive Director of Reach Out and Care (ROC Wheels), a non-profit organization dedicated to providing seating and mobility products for people with disabilities in less resourced countries. Wayne has joined Participant because he believes in doing everything he can to help mobilize people with disabilities throughout the world.

Experience

Participant Assistive Products

Co-Founder,

May 2018 - Present (7 years)

San Francisco, CA 94115

Assistive products provide a bridge to participation resulting in a transformational change. Basic needs are solved through access to the education, work, health care and social life opportunities that are nearby.

Everyone can have what they need to participate fully in life. Participant is using advances in technology to make affordable assistive products - starting with wheelchairs and strollers.

From Managua to Manilla and from Boston to Bangkok, kids need assistive products that fit their needs and a realistic budget.

ROC Wheels (Reach Out and Care Wheels, Inc.)
Co-Founder, Executive Director
July 1999 - Present (25 years 10 months)
250 Shepherd Trail, Unit A.,Belgrade, Montana, 59718

ROC Wheels Mission:
To mobilize people with disabilities in developing countries and to foster partnerships through ministry, youth empowerment, wheelchair distributions, manufacturing opportunities, and educational development.

About
Reach Out and Care Wheels (ROC Wheels) is based in Bozeman, Montana and is a 501 (c)(3) faith-based non-profit that provides mobility and hope to people in developing countries by bringing them specialized wheelchairs.

ROC Wheels helps design, develop, and fit each wheelchair to individuals so they can function to the best of their ability. In order to better serve these people, we network with other individuals and organizations to help provide a more complete range of services. We realize the right wheelchair helps a person gain independence, interact with their peers and become a more active member of their community.

In addition, ROC Wheels:

Helps local youth to participate in service learning, social entrepreneurship, and assembly and distribution of pediatric wheelchairs
Supports the development of wheelchair manufacturing facilities in the developing nations
Provides services and support for people with disabilities
Teaches parents and local specialists about proper seating and positioning
Empowers local organizations to provide services for people with disabilities, including physical therapy, medical treatment, ongoing adjustments of wheelchairs, as well as maintenance and ongoing follow up

Xplore Mobility
Co-Founder
July 2006 - July 2012 (6 years 1 month)

Xplore Mobility has been puchased by Lorenzo Romero and is now called Leggero, USA, Inc.

Kids Up Inc
Co-Founder
February 2002 - July 2006 (4 years 6 months)

Kids-Up was purchased by Pride Mobility.

No Barriers USA
Co-Founder
July 2003 - June 2004 (1 year)
Fort Collins, Colorado, USA

Kid-Kart, Inc.
Co-Founder
June 1990 - December 1996 (6 years 7 months)
Belgrade, Montana, USA

Kid-Kart,Inc was purchased by Sunrise Medical in December,1996

PSIA - AASI Professional Ski Instructors of America - American Association of Snowboard Instructors
PSIA Nordic National Demonstration Ski Team
January 1976 - May 1984 (8 years 5 months)

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